Cresco Labs

Exhibit 99.1
Cresco Labs’ Disciplined Strategy Drives Record Cash Flow in 2024 Financial Results
Record full year operating cashflow of $132 million, an increase of 126% from the prior year period
CHICAGO – March 12, 2025 – Cresco Labs Inc. (CSE: CL) (OTCQX: CRLBF) (FSE: 6CQ) (“Cresco Labs” or the “Company”), the industry leader in branded cannabis products with a portfolio of America’s most popular brands and the operator of Sunnyside dispensaries, today released its financial and operating results for the fourth quarter ended and year ended December 31, 2024. All financial information presented in this release is reported in accordance with U.S. GAAP and in U.S. dollars, unless otherwise indicated, and is available on the Company’s investor website, here.
Fiscal Year 2024 Highlights
•Revenue of $724 million. Record operating cash flow of $132 million and Free Cash Flow1 of $114 million.
•Gross profit of $364 million. Adjusted gross profit1 of $374 million; and an Adjusted gross margin1 of 52% of revenue, a 270 bps improvement year-over-year.
•SG&A of $221 million. Reduced Adjusted SG&A1 by 12% year-over-year to $212 million, or 29% of revenue.
•Net loss of $60 million which includes one-time, non-cash charges of $66 million, related to Company’s expected benefits from its updated 280E position, as initially described in the second quarter of 2024.
•Adjusted EBITDA1 of $200 million, up 15% year-over-year; and Adjusted EBITDA margin1 of 28%, a nearly 510 bps improvement year-over-year.
•Retained the No. 1 share position in Illinois, Pennsylvania and Massachusetts for the full year.2
Fourth Quarter 2024 Highlights
•Fourth quarter revenue of $176 million. Fourth quarter operating cash flow of $29 million and Free Cash Flow1 of $27 million.
•Gross profit of $84 million. Adjusted gross profit1 of $87 million; and an Adjusted gross margin1 of 50% of revenue.
•SG&A of $56 million or 32% of revenue.
•Net income of $0.4 million.
•Fourth quarter Adjusted EBITDA1 of $42 million and Adjusted EBITDA margin1 of 24%.
Management Commentary
“In 2024, the team executed with discipline—streamlining operations, prioritizing profitability, and generating record free cash flow,” said Charlie Bachtell, Cresco Labs CEO and co-founder. “With $132 million in operating cash flow, a leading brand position in our core markets, and retail productivity that outperforms the industry, our foundation is stronger than ever. In 2025, we’re extending our focus to strategically deploy capital to create growth and maximize returns for the years ahead. It’s a straightforward approach: execute at the highest level, generate cash, reinvest in high-ROI opportunities, and repeat.”
“Kentucky is our first of these new market expansions—a strategic addition backed by clear regulations. As one of only two Tier 3 cultivators, we have up to 25,000 square feet of canopy, representing more than 20% of the state’s total allocation. This allows us to scale efficiently, serve patients quickly, and reinvest in our operations—just as we have in Illinois, Pennsylvania, and Ohio. Congratulations to the Cresco team on a phenomenal 2024 and Let’s Go in 2025!”
1 See “Non-GAAP Financial Measures” at the end of this press release for more information regarding the Company’s use of non-GAAP financial measures.
2 According to BDSA.

Cresco Labs

Balance Sheet, Liquidity, and Other Financial Information
•As of December 31, 2024, current assets were $294 million, including cash, cash equivalents, and restricted cash of $141 million. The Company had senior secured term loan debt, net of discount and issuance costs, of $352 million and a mortgage loan, net of discount and issuance costs of $18 million.
•On October 25, 2024, the Company repurchased $40 million principal amount of our Senior Loan and paid $0.3 million of accrued interest. There were no prepayment penalties or exit fees due on this repurchase.
•Total shares on a fully converted basis to Subordinate Voting Shares were 474,236,616 as of December 31, 2024.

Conference Call and Webcast
The Company will host a conference call and webcast to discuss its financial results on Wednesday, March 12, 2025, at 8:30am Eastern Time (7:30am Central Time). The conference call may be accessed via webcast or by dialing 1-833-470-1428 (US Toll Free) or 1-404-975-4839 (US Local), providing access code 680910. Archived access to the webcast will be available for one year on Cresco Labs’ investor website, here.
Consolidated Financial Statements
The financial information reported in this press release contains certain preliminary financial results for the three months and year ended December 31, 2024. These financial statements have been prepared in accordance with U.S. GAAP. These preliminary results for the three months and year ended December 31, 2024, are provided prior to completion of all internal reviews and external audit procedures and are therefore subject to adjustment until the filing of the Company's audited consolidated financial statements, which the Company expects to file on SEDAR+ and EDGAR on or about March 14, 2025. The audit of the consolidated financial statements for the year ended December 31, 2024, is currently in process. All financial information contained in this press release is qualified in its entirety with reference to such financial statements. While the Company does not expect there to be any material changes between the information contained in this press release and the consolidated financial statements it files on SEDAR+ and EDGAR, to the extent that the financial information contained in this press release is inconsistent with the information contained in the Company’s financial statements, the financial information contained in this press release shall be deemed to be modified or superseded by the Company’s filed financial statements. The making of a modifying or superseding statement shall not be deemed an admission, for any purposes, that the modified or superseded statement, when made, constituted a misrepresentation for purposes of applicable securities laws. Further, the reader should refer to the additional disclosures in the Company’s audited financial statements for the year ended December 31, 2024, filed on SEDAR+ and EDGAR.
Cresco Labs references certain non-GAAP financial measures throughout this press release, which may not be comparable to similar measures presented by other issuers. Please see the “Non-GAAP Financial Measures” section below for more detailed information.
Non-GAAP Financial Measures
This release reports its financial results in accordance with U.S. GAAP and includes certain non-GAAP financial measures that do not have standardized definitions under U.S. GAAP. The non-GAAP measures include: Earnings before interest, taxes, depreciation, and amortization (“EBITDA”); Adjusted EBITDA;

Cresco Labs

Adjusted EBITDA margin; Adjusted gross profit; Adjusted gross profit margin; Adjusted selling, general and administrative expenses (“Adjusted SG&A”), Adjusted SG&A margin; and Free Cash Flow are non-GAAP financial measures and do not have standardized definitions under U.S. GAAP. The Company defines these non-GAAP financial measures as follows: EBITDA as net loss (income) before interest, taxes, depreciation, and amortization; Adjusted EBITDA as EBITDA less other (expense) income, net, fair value mark-up for acquired inventory, adjustments for acquisition and non-core costs, impairment and share-based compensation; Adjusted EBITDA Margin as Adjusted EBITDA divided by revenues, net; Adjusted gross profit as gross profit less fair value mark-up for acquired inventory and adjustments for acquisition and non-core costs; Adjusted gross profit margin as Adjusted gross profit divided by revenues, net; Adjusted SG&A as SG&A less adjustments for acquisition and non-core costs; Adjusted SG&A margin as Adjusted SG&A divided by revenues, net; and Free Cash Flow as Net cash provided by operating activities less purchases of property and equipment and proceeds from tenant improvement allowances. The Company has provided the non-GAAP financial measures, which are not calculated or presented in accordance with U.S. GAAP, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with U.S. GAAP and may not be comparable to similar measures presented by other issuers. These supplemental non-GAAP financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-GAAP financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. These supplemental non-GAAP financial measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the U.S. GAAP financial measures presented herein. Accordingly, the Company has included below reconciliations of the supplemental non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.
About Cresco Labs Inc.
Cresco Labs’ mission is to normalize and professionalize the cannabis industry through a CPG approach to building national brands and a customer-focused retail experience, while acting as a steward for the industry on legislative and regulatory-focused initiatives. As a leader in cultivation, production, and branded product distribution, the Company is leveraging its scale and agility to grow its portfolio of brands that include Cresco, High Supply, FloraCal, Good News, Wonder Wellness Co., Mindy’s, and Remedi, on a national level. The Company also operates highly productive dispensaries nationally under the Sunnyside brand that focus on building patient and consumer trust and delivering ongoing education and convenience in a wonderfully traditional retail experience. Through year-round policy, community outreach and SEED initiative efforts, Cresco Labs embraces the responsibility to support communities through authentic engagement, economic opportunity, investment, workforce development, and legislative initiatives designed to create the most responsible, respectable and robust cannabis industry possible. Learn more about Cresco Labs’ journey by visiting www.crescolabs.com or following the Company on Facebook, X or LinkedIn.
Forward-Looking Statements
This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Such forward-looking statements are not representative of historical facts or information or current condition but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking statements

Cresco Labs

can be identified by the use of forward-looking terminology such as, ‘may,’ ‘will,’ ‘should,’ ‘could,’ ‘would,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘estimates,’ ‘projects,’ ‘predicts,’ ‘potential,’ or ‘continue,’ or the negative of those forms or other comparable terms. The Company’s forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including but not limited to those risks discussed under “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2024, expected to be filed on or about March 14, 2025, other documents filed by the Company with Canadian securities regulatory authorities; and other factors, many of which are beyond the control of the Company. Readers are cautioned that the foregoing list of factors is not exhaustive. Because of these uncertainties, you should not place undue reliance on the Company’s forward-looking statements. No assurances are given as to the future trading price or trading volumes of Cresco Labs’ shares, nor as to the Company’s financial performance in future financial periods. The Company does not intend to update any of these factors or to publicly announce the result of any revisions to any of the Company’s forward-looking statements contained herein, whether as a result of new information, any future event, or otherwise. Except as otherwise indicated, this press release speaks as of the date hereof. The distribution of this press release does not imply that there has been no change in the affairs of the Company after the date hereof or create any duty or commitment to update or supplement any information provided in this press release or otherwise.

Cresco Labs

Cresco Labs Inc.
Financial Information and Non-GAAP Reconciliations
(All amounts expressed in thousands of U.S. Dollars)

Consolidated Statements of Operations
For the Three Months Ended December 31, 2024, September 30, 2024, and December 31, 2023
and Years Ended December 31, 2024 and December 31, 2023

	For the Three Months Ended			For the Year Ended
($ in thousands)	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023
	(unaudited)	(unaudited)	(unaudited)
Revenues, net	$175,909	$179,783	$188,237	$724,343	$770,885
Cost of goods sold	91,883	86,345	92,091	359,889	408,519
Gross profit	84,026	93,438	96,146	364,454	362,366
Gross profit %	47.8%	52.0%	51.1%	50.3%	47.0%
Operating expenses:
Selling, general and administrative	56,030	56,871	56,767	221,269	261,710
Share-based compensation	3,133	2,202	2,278	11,803	12,924
Depreciation and amortization	5,457	5,702	9,978	21,770	24,538
Impairment loss	—	2,320	24	2,320	151,017
Total operating expenses	64,620	67,095	69,047	257,162	450,189
Income (loss) from operations	19,406	26,343	27,099	107,292	(87,823)

Other (expense) income, net:
Interest expense, net	(13,079)	(15,016)	(14,331)	(55,979)	(60,819)
Other (expense) income, net	(3,272)	(5)	50	(61,929)	1,740
Total other expense, net	(16,351)	(15,021)	(14,281)	(117,908)	(59,079)
Income (loss) before income taxes	3,055	11,322	12,818	(10,616)	(146,902)
Income tax expense	(2,616)	(19,016)	(7,950)	(49,873)	(32,950)
Net income (loss)[1]	$439	$(7,694)	$4,868	$(60,489)	$(179,852)
[1] Net income (loss) includes amounts attributable to non-controlling interests.

Cresco Labs

Cresco Labs Inc.
Unaudited Reconciliation of Gross Profit to Adjusted Gross Profit (Non-GAAP)
For the Three Months Ended December 31, 2024, September 30, 2024, and December 31, 2023
and Years Ended December 31, 2024 and December 31, 2023

	For the Three Months Ended			For the Year Ended
($ in thousands)	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Revenues, net	$175,909	$179,783	$188,237	$724,343	$770,885
Cost of goods sold[1]	91,883	86,345	92,091	359,889	408,519
Gross profit	$84,026	$93,438	$96,146	$364,454	$362,366
Fair value mark-up for acquired inventory	—	123	—	123	—
Cost of goods sold adjustments for acquisition and other non-core costs	3,121	1,783	3,576	9,447	14,868
Adjusted gross profit (Non-GAAP)	$87,147	$95,344	$99,722	$374,024	$377,234
Adjusted gross profit % (Non-GAAP)	49.5%	53.0%	53.0%	51.6%	48.9%
[1] Production (cultivation, manufacturing, and processing) costs related to products sold during the period.

Cresco Labs Inc.
Summarized Consolidated Statements of Financial Position
As of December 31, 2024 and December 31, 2023

($ in thousands)	December 31, 2024	December 31, 2023
Cash, cash equivalents, and restricted cash (current)	$141,003	$108,520
Other current assets	153,254	169,567
Property and equipment, net	344,846	368,308
Intangible assets, net	293,994	296,966
Goodwill	283,484	279,697
Other non-current assets	138,774	135,409
Total assets	$1,355,355	$1,358,467

Total current liabilities	$94,338	$200,242
Total non-current liabilities	872,841	730,158
Total shareholders’ equity	388,176	428,067
Total liabilities and shareholders’ equity	$1,355,355	$1,358,467

Cresco Labs

Cresco Labs Inc.
Unaudited Reconciliation of SG&A to Adjusted SG&A (Non-GAAP)
For the Three Months Ended December 31, 2024, September 30, 2024, and December 31, 2023
and Years Ended December 31, 2024 and December 31, 2023

	For the Three Months Ended			For the Year Ended
($ in thousands)	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Selling, general and administrative	$56,030	$56,871	$56,767	$221,269	$261,710
Adjustments for acquisition and other non-core costs	2,299	3,427	2,242	9,656	21,175
Adjusted SG&A (Non-GAAP)	$53,731	$53,444	$54,525	$211,613	$240,535
Adjusted SG&A % (Non-GAAP)	30.5%	29.7%	29.0%	29.2%	31.2%

Cresco Labs Inc.
Unaudited Reconciliation of Net Income (Loss) to Adjusted EBITDA (Non-GAAP)
For the Three Months Ended December 31, 2024, September 30, 2024, and December 31, 2023
and Years Ended December 31, 2024 and December 31, 2023

	For the Three Months Ended			For the Year Ended
($ in thousands)	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Net income (loss)[1]	$439	$(7,694)	$4,868	$(60,489)	$(179,852)
Depreciation and amortization	13,904	14,932	20,252	59,096	62,512
Interest expense, net	13,079	15,016	14,331	55,979	60,819
Income tax expense	2,616	19,016	7,950	49,873	32,950
EBITDA (Non-GAAP)	$30,038	$41,270	$47,401	$104,459	$(23,571)

Other expense (income), net	3,272	5	(50)	61,929	(1,740)
Fair value mark-up for acquired inventory	—	123	—	123	—
Adjustments for acquisition and other non-core costs	4,493	4,759	4,434	16,851	31,570
Impairment loss	—	2,320	24	2,320	151,017
Share-based compensation	3,705	2,791	3,017	14,164	16,356
Adjusted EBITDA (Non-GAAP)	$41,508	$51,268	$54,826	$199,846	$173,632
Adjusted EBITDA % (Non-GAAP)	23.6%	28.5%	29.1%	27.6%	22.5%
1 Net income (loss) includes amounts attributable to non-controlling interests.

Cresco Labs

Cresco Labs Inc.
Summarized Consolidated Statements of Cash Flows
For the Three Months Ended December 31, 2024, September 30, 2024, and December 31, 2023
and Years Ended December 31, 2024 and December 31, 2023

	For the Three Months Ended			For the Year Ended
($ in thousands)	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023
	(unaudited)	(unaudited)	(unaudited)
Net cash provided by (used in) operating activities	$29,486	$49,363	$(3,301)	$132,480	$58,564
Net cash (used in) provided by investing activities	(3,013)	(6,269)	2,609	(25,229)	(44,585)
Net cash used in financing activities	(42,034)	(2,464)	(3,782)	(71,478)	(26,907)
Effect of foreign currency exchange rate changes on cash and cash equivalents	9	(25)	(22)	(39)	(62)
Net change in cash and cash equivalents and restricted cash	$(15,552)	$40,605	$(4,496)	$35,734	$(12,990)
Cash and cash equivalents and restricted cash, beginning of period	159,806	119,201	113,016	108,520	121,510
Cash and cash equivalents and restricted cash, end of period	$144,254	$159,806	$108,520	$144,254	$108,520

Cresco Labs Inc.
Unaudited Reconciliation of Operating Cash Flow to Free Cash Flow (Non-GAAP)
For the Three Months Ended December 31, 2024, September 30, 2024, and December 31, 2023
and Years Ended December 31, 2024 and December 31, 2023

	For the Three Months Ended			For the Year Ended
($ in thousands)	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Net cash provided by (used in) operating activities	$29,486	$49,363	$(3,301)	$132,480	$58,564
Purchases of property and equipment	(3,204)	(6,072)	(4,818)	(19,492)	(55,385)
Proceeds from tenant improvement allowances	439	32	1,147	1,055	2,594
Free Cash Flow (Non-GAAP)	$26,721	$43,323	$(6,972)	$114,043	$5,773

Cresco Labs

Contacts
Media
Jason Erkes, Cresco Labs
Chief Communications Officer
press@crescolabs.com
312-953-2767
Investors
TJ Cole, Cresco Labs
SVP, Corporate Development & Investor Relations
investors@crescolabs.com
For general Cresco Labs inquiries:
312-929-0993
info@crescolabs.com